Exhibit 5.1
[Cooley Letterhead]

February 14, 2013

Abaxis, Inc.
3240 Whipple Road
Union City, California 94587

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Abaxis, Inc. (the “Company”) of a Registration Statement on Form S-8 (the “Registration Statement”) with the U.S. Securities and Exchange Commission covering the offering of up to 900,000 shares of the Company’s Common Stock, without par value (the “Shares”), pursuant to its 2005 Equity Incentive Plan (the “Plan”), and the common stock purchase rights (the “Rights”) associated with the Shares to be issued pursuant to that certain Rights Agreement, dated as of April 23, 2003 (the “Rights Agreement”), between the Company and Equiserve Trust Company, N.A., as rights agent (the “Rights Agent”).

In connection with this opinion, we have examined the Plan, the Registration Statement and related prospectus, the Company’s Articles of Incorporation and Bylaws, as amended and restated, the Rights Agreement and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion.  We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.  We have also assumed that the Rights Agreement has been duly authorized, executed and delivered by the Rights Agent and that the members of the Board of Directors of the Company (the “Board”) have acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Agreement.

Our opinion is limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated. Our opinion herein is expressed solely with respect to the federal laws of the United States and the laws of the State of California.  Our opinion is based on these laws as in effect on the date hereof, and we disclaim any obligation to advise you of facts, circumstances, events or developments which hereafter may be brought to our attention and which may alter, affect or modify the opinion expressed herein.  We express no opinion as to whether the laws of any particular jurisdiction other than those identified above are applicable to the subject matter hereof.

This opinion does not address the determination a court of competent jurisdiction may make regarding whether the Board may be required to redeem or terminate, or take other action with respect to, the Rights in the future based on the facts and circumstances then existing. Moreover, this opinion addresses corporate procedures in connection with the issuance of the Rights associated with the Shares, and not any particular provision of the Rights or the Rights Agreement. It should be understood that it is not settled whether the invalidity of any particular provision of a rights agreement or purchase rights issued thereunder would invalidate such rights in their entirety.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares and the associated Rights, when sold and issued in accordance with the Plan, and the Registration Statement and related prospectus, will be validly issued, and the Shares fully paid and nonassessable (except as to shares issued pursuant to certain deferred payment arrangements, which will be fully paid and nonassessable when such deferred payments are made in full).

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

Cooley llp

By:	/s/ Jodie M. Bourdet
Jodie M. Bourdet